

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

Yumin Liu
Chief Executive Officer
ReneSola Ltd
3rd Floor, 850 Canal St
Stamford, CT 06902

> **Re: ReneSola Ltd**
> **Registration Statement on Form F-3**
> **Filed January 15, 2021**
> **File No. 333-252137**

Dear Yumin Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Zhang